This document consists of one cover page and two pages.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Amendment No. 17

RLI Corp.
Name of Issuer

Common Stock $1.00 Par Value
Title of Class of Securities

749607 10 7
CUSIP NUMBER

No Fee is being paid with this statement.

1)	Name of Reporting Person and Social Security Number:
Gerald D. Stephens, Social Security Number ###-##-####
2)	Check appropriate Box if Member of a Group:
Not applicable
3)	SEC use only
4)	Citizenship:
United States
Number of Shares Beneficially Owned by Reporting Person with:
5)	Sole Voting Power:
729,189 Shares
6)	Shared Voting Power:

As of December 31, 2001, the RLI Corp. Key Employee Excess Benefit Plan has allocated 54,620 shares and the Executive Deferred Compensation Plan has allocated 4,758 shares of the Common Stock of RLI Corp. to the account of Gerald D. Stephens. All such Common Stock in said Plans is voted by RLI Corp. Gerald D. Stephens is Chairman of the Board of RLI Corp. All beneficial interest in such Common Stock is otherwise vested in the Reporting Person or his designated beneficiary. RLI Corp. and the Trustee disclaim beneficial ownership in the Common Stock owned by the Key Employee Excess Benefit and Executive Deferred Compensation Plans.
7)	Sole Dispositive Power
729,189 shares
8)	Shared Dispositive Power:

The RLI Corp. Employee Stock Ownership Plan and Trust ("ESOP") owns 1,398,586 shares (14.1%) of the Common Stock of RLI Corp. Under the terms of the ESOP, RLI Corp., as Plan Administrator, determines the distribution of shares according to the provisions of the Plan to eligible vested participants or their beneficiaries. Gerald D. Stephens is Chairman of the Board of RLI Corp.
9)	Aggregate Amount Beneficially Owned by Reporting Person:
925,744
Note: Mr. Stephens has the right to acquire 137,177 shares of Common Stock through the RLI Corp. Incentive Stock Option Plan.
10)	The amount in row (9) excludes certain shares as to which beneficial ownership is disclaimed.
35,178
Note: Mr. Stephens disclaims any beneficial interest in the 35,178 shares owned by his wife, Helen M. Stephens.
11)	Percent of Class Represented by Shares Beneficially Owned:
9.3%
12)	Type of Reporting Person:
IN

Item 1(a)	Name of Issuer:
RLI Corp.
Item 1(b)	Address of Issuer's Principal Executive Offices:
9025 North Lindbergh Drive, Peoria, IL 61615
Item 2(a)	Name of Person Filing:
Gerald D. Stephens
Item 2(b)	Address of Principal Business Office:
9025 North Lindbergh Drive, Peoria, IL 61615
Item 2(c)	Citizenship:
United States
Item 2(d)	Title of Class of Securities:
Common Stock $1.00 Par Value
Item 2(e)	CUSIP Number:
749607 10 7
Item 3	This statement is filed pursuant to Regulation 13D-G, Section 13d-1(c).
Item 4	Ownership:
Incorporated by reference to Items 5) through 11) of the cover page
Item 5	Ownership of Five Percent or Less of a Class:
Not applicable
Item 6	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable
Item 7	Identification and Classification of Members of the Group:
Not applicable
Item 8	Notice of Dissolution of the Group:
Not applicable
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Gerald D. Stephens Gerald D. Stephens Date: 01/24/02